

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 23, 2014

<u>Via E-mail</u>
Mr. Gerry McClinton
Chief Financial Officer
Capstone Companies Inc.
350 Jim Moran Blvd, Suite 120
Deerfield Beach, FL 33442

> **Re: Capstone Companies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **File No. 000-28831**
> **Filed March 27, 2014**

Dear Mr. McClinton:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Larry Spirgel
                                Assistant Director